Putnam Floating Rate Income Fund, 8/31/09, semiannual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	2,890
Class B	143
Class C	853

72DD2 (000s omitted)

Class M   	45
Class R	3
Class Y	1,587

73A1

Class A	0.149736
Class B	0.127367
Class C	0.121802

73A2

Class M	0.144154
Class R	0.140422
Class Y	0.159176


74U1	(000s omitted)

Class A	19,062
Class B	1,051
Class C	6,931

74U2	(000s omitted)

Class M	322
Class R	21
Class Y	12,851

74V1

Class A	8.28
Class B	8.27
Class C	8.27

74V2

Class M	8.27
Class R	8.27
Class Y	8.28

Item 74K

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman
Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy fi ling of LBSFs parent company,Lehman Brothers Holdings, Inc.
On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Purchaser) managed by Putnam Management. Under the Agreement, the fund sold to the Purchaser the funds right to receive, in the aggregate, $8,558 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the applicable Purchasers ultimate realized gain (or loss) on the Receivable.
The Agreement, which is included in the Statement of assets and liabilities, is valued at fair value following procedures approved by the Trustees.
All remaining payments under the Agreement will be recorded as realized gain or loss.


Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the
Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager
of the Registrant/Series.